February 12, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Value Add Growth REIT IV, LLC (“REIT IV”)
(File No. 024-12565)
Request for Withdrawal of Offering Statement on Form 1-A

Ladies and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, REIT IV hereby requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12565), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on February 6, 2025.

REIT IV is requesting the consent of the Commission to the withdrawal of the Offering Statement because REIT IV has determined it is not in its best interests to continue with this Offering Statement. In accordance with the requirements of Rule 259, REIT IV hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, REIT IV respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions, please call Jeanne Campanelli of CrowdCheck Law LLP at (646) 703-3723.

Very Truly Yours,

Value Add Growth REIT IV, LLC

By: DF Manager, LLC, as Manager

By: DiversyFund, Inc., as Manager

By:	/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.